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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner Mary Mast Ada Sarmento Mary Beth Breslin

Re:	Sana Biotechnology, Inc. Registration Statement on Form S-1 Filed on January 13, 2021 File No. 333-252061

Ladies and Gentlemen:

On behalf of Sana Biotechnology, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on January 13, 2021.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. In particular, the Company references Comment #13 of the Staff’s letter dated December 7, 2020 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

January 20, 2021

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical Accounting Policies and Significant Judgements and Estimates—Stock-Based Compensation” and “—Common Stock Valuations” (the “MD&A”) and appears on pages 120 through 122 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE SEPTEMBER 30, 2019

The following table summarizes the number of shares of common stock underlying stock options granted since September 30, 2019, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1002

January 20, 2021

Grant Date(s)	Number of Shares Underlying Options Grants		Exercise Price Per Share			Estimated Fair Value – Financial Reporting Purposes
October 25 – December 30, 2019	[	***]	$	[	***]	$	[	***]
January 27 – March 16, 2020	[	***]	$	[	***]	$	[	***]
March 30, 2020	[	***]	$	[	***]	$	[	***](a)
April 23 – June 2, 2020	[	***]	$	[	***]	$	[	***]
July 7 – September 24, 2020	[	***]	$	[	***]	$	[	***]
September 28, 2020	[	***]	$	[	***]	$	[	***](a)
October 23 – November 30, 2020	[	***]	$	[	***]		*	(b)
December 8, 2020	[	***]	$	[	***]		*	(b)
December 28, 2020	[	***]	$	[	***]		*	(b)

(a)

Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant date fair value of the stock options issued on March 30, 2020 and September 28, 2020 for which compensation expense is recognized for the nine month period ended September 30, 2020. See “March 31, 2020 Valuation” and “September 30, 2020 Valuation” below for discussion of retrospective review of estimated fair value.

(b)	The Company has not completed its financial reporting for the three month period ended December 31, 2020.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

The Company was incorporated in July 2018 and since February 2019, the Company has obtained independent third-party valuations of its common stock on at least a quarterly basis as well as following events or conditions that the Company determines could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. As described in greater detail in MD&A, (a) for valuations performed prior to September 30, 2020, the Company utilized the option-pricing model (“OPM”) backsolve method for determining the fair value of its common stock, and (b) for valuations on or subsequent to September 30, 2020, the Company utilized a hybrid method (the “Hybrid Method”) of the OPM and the probability-weighted expected return method (“PWERM”), for determining the fair value of the Company’s common stock.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1003

January 20, 2021

In the OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity by calibrating to the value of the most recent class of preferred stock. A reasonable discount for lack of marketability is then applied to conclude on a per share value of the common stock on a minority, non-marketable basis. The OPM method was selected as management concluded that the financing transactions were negotiated transactions that provided the best indication of the fair value of the preferred stock at each measurement date. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, and the resulting per share value of the common stock is discounted for a lack of marketability. The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated per share fair value of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

DISCUSSION OF FAIR VALUE DETERMINATIONS OVER THE PAST 12 MONTHS

Notably, for the nine months ended September 30, 2020 the Company’s stock compensation expense was $3.0 million, or approximately 1.8% of the Company’s total operating expenses of $172.8 million for the period. The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third-party valuation reports for periods since September 30, 2019:

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1004

January 20, 2021

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
September 30, 2019	$[***]
December 31, 2019	$[***]
March 31, 2020	$[***]
June 30, 2020	$[***]
September 30, 2020	$[***]
December 9, 2020	$[***]

Corporate and Financing History and Acquisition of Cobalt Biomedicine, Inc.

The Company was incorporated in July 2018, and, in October 2018, the Company completed its Series A-1 convertible preferred stock financing issuing approximately 45.85 million shares of Series A-1 convertible preferred stock at $1.00 per share.

In February 2019, the Company entered into a Series A-2/B convertible stock purchase agreement pursuant to which it issued approximately 216.1 million shares of Series A-2 convertible preferred stock at $1.00 per share. The Series A-2/B convertible stock purchase agreement also gave the investors the right and obligation to participate, subject to the satisfaction of certain conditions, in a future Series B convertible preferred stock financing at $4.00 per share.

In connection with the entry into the Series A-2/B convertible preferred stock purchase agreement, the Company acquired Cobalt Biomedicine, Inc. issuing approximately 145.8 million shares of Series A-2 convertible preferred stock and approximately 2.8 million shares of restricted common stock in consideration.

Subsequently in February and March 2019, pursuant to the Series A-2/B convertible stock purchase agreement, the Company issued an additional approximately 11.9 million shares of Series A-2 convertible preferred stock, and in October 2019, the Company issued an additional approximately 7.9 million shares of Series A-2 convertible preferred stock, in each case, at $1.00 per share.

In June 2020, the Company completed the closing of the Series B convertible preferred stock portion of the financing (the “Series B Tranche”) issuing an aggregate of approximately 108.9 million shares of Series B convertible preferred stock at $4.00 per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1005

January 20, 2021

September 30, 2019 Valuation and Fair Value Determination

Following the completion of the Series A-2 convertible preferred stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of September 30, 2019 (giving effect to the issuance of the Series A-2 convertible preferred stock issued in early October 2019). Based on its consideration of this valuation and the objective and subjective factors described on page 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 30, 2019 (the “September 2019 Valuation”).

The independent third-party valuation estimated the equity value of the Company using a market approach that derives an implied total equity value from the per share sale price of the Company’s equity securities in a recent arm’s-length transaction (the “Backsolve Method” of the OPM), specifically the closing of the Company’s Series A-2 convertible preferred stock financing using the equity value derived from an OPM backsolve performed based on the Series A-2 convertible preferred stock financing. The Company determined that the Series A-2 convertible preferred stock financing was a reasonable indication of value as of the September 30, 2019 valuation date and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. In addition, at that time progress toward satisfying the conditions to the Series B Tranche was limited and not quantifiable in the OPM. Taking these factors into consideration, the total implied equity value of the Company was determined to be approximately $[***] million.

After estimating the Company’s total equity value based on the Backsolve Method, each value was allocated to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per common share, and applied a discount for lack of marketability (“DLOM”) of [***]%, to establish a fair value of $[***] per common share.

The Board of Directors utilized the September 2019 Valuation for stock options granted between October 25, 2019 and December 30, 2019 and granted stock options effective as of each grant date during such period with an exercise price of $[***] per common share.

December 31, 2019 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2019, and, based on its consideration of this valuation and the objective and subjective factors described on page 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2019 (the “December 2019 Valuation”).

For purposes of the December 2019 Valuation, the independent third-party valuation estimated the equity value of the Company using the same market approach and Backsolve Method of the OPM utilized in the September 2019 Valuation; however, in consideration of discussions with management, determined that based on scientific and operational progress the independent third-party valuation included a per share value of $[***] for the Series B convertible preferred stock in the Backsolve Method. Taking these factors into consideration, the total implied equity value of the Company was determined to be approximately $[***] million.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1006

January 20, 2021

After estimating the Company’s total equity value based on the Backsolve Method, each value was allocated to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per common share, and applied a DLOM of [***]%, to establish a fair value of $[***] per common share.

The Board of Directors utilized the December 2019 Valuation for stock options granted between January 27, 2020 and March 30, 2020 and granted stock options effective as of each grant date during such period with an exercise price of $[***] per common share.

March 31, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on page 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of March 31, 2020 (the “March 2020 Valuation”).

For purposes of the March 2020 Valuation, the independent third-party valuation utilized multiple scenarios for purposes of deriving the estimated fair value given uncertainty around the timing of the closing of the Series B Tranche. In particular, at the time of the March 2020 Valuation, the Board of Directors was considering calling the Series B Tranche within 12 months of the valuation date and management believed that there was a potential for the Series B Tranche to be completed within that timeframe. As such, the independent third-party valuation considered one scenario with the Series B Tranche consummated (Scenario 1) and one scenario without the Series B Tranche consummated (Scenario 2), weighted at [***]% and [***]%, respectively. Management also indicated that, in the event the Series B Tranche was not completed, the Company could face the potential for a dissolution and, accordingly, the third party valuation expert applied a [***]% probability for a dissolution event at a valuation at or less than the aggregate liquidation value for the outstanding preferred stock (Scenario 3). For Scenario 1, based on the Backsolve Method, the total implied equity value of the Company was determined to be approximately $[***] million and, for Scenario 2, based on the Backsolve Method, the total implied equity value of the Company was determined to be approximately $[***] million.

After estimating the Company’s total equity values based on the Backsolve Method and allocating the value to the share classes using the OPM under each of the three scenarios, the resulting values were $[***], $[***], and $[***] per common share, respectively. The independent third-party valuation then applied a DLOM of [***]% and, after application of the probability weightings for each of the three scenarios to the per share fair values, established a fair value of $[***] per share of the common stock.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1007

January 20, 2021

The Board of Directors utilized the March 2020 Valuation for stock options granted between April 23, 2020 and June 2, 2020 and granted stock options effective as of each grant date during such period with an exercise price of $[***] per share. In addition, following adoption of the $[***] fair value in April 2020 (effective as of March 31, 2020), in light of the proximity of the stock options granted on March 30, 2020, the Company utilized the $[***] fair value for stock compensation purposes for such awards on a retrospective basis.

June 30, 2020 Valuation and Fair Value Determination

On June 11, 2020, the Company consummated the Series B Tranche issuing approximately 108.9 million shares of Series B convertible preferred stock at $4.00 per share. Following the completion of the Series B Tranche, the Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on page 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2020 (the “June 30 Valuation”).

For purposes of the June 2020 Valuation, the independent third-party valuation estimated the equity value of the Company using the same market approach and Backsolve Method of the OPM utilized in prior valuations but relied on the total implied equity value by the Series B Tranche as the recent arm’s length transaction. The Company determined that the Series B Tranche was a reasonable indication of value as of the June 30, 2020 valuation date and that the terms of the financing were fairly negotiated and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company was determined to be approximately $[***] million.

After estimating the Company’s total equity value based on the Backsolve Method, each value was allocated to the various classes of the Company’s equity using the OPM. The independent third-party valuation used the OPM method to establish an estimated value of $[***] per common share, and applied a DLOM of [***]%, to establish a fair value of $[***] per common share.

The Board of Directors utilized the June 2020 Valuation for stock options granted between July 7, 2020 and September 28, 2020 and granted stock options effective as of each grant date during such period with an exercise price of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1008

January 20, 2021

September 30, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of September 30, 2020 (the “September 2020 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 30, 2020. As noted in the Registration Statement, the September 2020 Valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock. The transition to the Hybrid Method was based on the Company commencing a process in late September 2020 to begin preparing for a potential IPO and, ultimately, conducting an organizational meeting in early October 2020. There was considerable uncertainty around a successful IPO, as the company was waiting for data from multiple pre-clinical experiments to further validate its platform technology and research programs, as well as volatile market conditions, and the ongoing COVID-19 pandemic.

The September 2020 Valuation weighted [***]% to the OPM, or stay-private scenario, and [***]% to the PWERM. For PWERM purposes, the Company utilized four potential future events:

(i)	an IPO of the Company in [***] (the “[***] IPO Event”);

(ii)	an IPO of the Company in [***] (the “[***] IPO Event”);

(iii)	a merger or sale of the Company in [***] (the “[***] Liquidity Event”); and

(iv)	a dissolution of the Company (the “Dissolution”).

Under the PWERM, the Board of Directors, in consultation with management, weighted the probability of the [***] IPO Event scenario at [***]%, the [***] IPO Event scenario at [***]%, the [***] Liquidity Event at [***]% and the Dissolution scenario at [***]%. The applicable weightings were based primarily on the uncertainty of pursuing an IPO in light of the Company’s progress on preclinical programs and stage of development, volatile market conditions, and the ongoing COVID-19 pandemic. The Company believes that the potential future events used in the September 2020 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, including expecting data from multiple pre-clinical experiments to further validate its platform technology and research programs, and the feasibility of completing an IPO. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

For purposes of the OPM, the independent third-party valuation estimated the equity value of the Company using the same market approach and Backsolve Method of the OPM utilized in the June 2020 Valuation, resulting in a total implied equity value of the Company of approximately $[***] million. After allocating the total implied equity value to the various classes of the Company’s equity using the OPM and applying a DLOM of [***]%, the result was an estimated value of $[***] per common share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-1009

January 20, 2021

For purposes of the PWERM, to derive its equity value in the [***] IPO Event, [***] IPO Event and [***] Liquidity Event scenarios, the independent third-party valuation utilized input from management together with market-based data. The Company then discounted to present value the equity value based on the expected time to the applicable liquidity event and applied a DLOM. For purposes of the Dissolution scenario, the equity value was estimated to be at or below the aggregate liquidation preferences of the outstanding convertible preferred stock.

Utilizing each of the estimated fair values and applying the probability weighting, the independent third-party valuation derived an aggregate probability weighted fair value per common share. The following table sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair value per share as of September 30, 2020:

	OPM (Stay- Private)	[***] IPO Event	[***] IPO Event	[***] Liquidity Event	Dissolution
Value of Equity (millions)	$[***]	$[***]	$[***]	$[***]	[***]
Common Stock Value Per Share	[***]	$[***]	$[***]	[***]	$[***]
Time to Event (in years)	[***]	[***]	[***]	[***]	[***]
Common Stock Value Per Share (PV)(1)	$[***]	$[***]	$[***]	$[***]	[***]
Discount for Lack of Marketability	[***]%	[***]%	[***]%	[***]%	[***]
Estimated Fair Value Per Share	$[***]	$[***]	$[***]	$[***]	$[***]
Probability Weighting	[***]%	[***]%	[***]%	[***]%	[***]%
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value, in the cases of the liquidity events. No discount to present value is applied to the Stay Private scenario.

The Board of Directors utilized the September 2020 Valuation for stock options granted between October 23, 2020 and December 8, 2020 and granted stock options effective as of each grant date during such period with an exercise price of $[***] per share. In addition, following adoption of the $[***] fair value in October 2020 (effective as of September 30, 2020), in light of the proximity of the stock options granted on September 28, 2020, the Company utilized the $[***] fair value for stock compensation purposes for such awards on a retrospective basis.

December 9, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuations of the Company’s common stock as of December 9, 2020 (the “December 2020 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 121 and 122 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 9, 2020.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-10010

January 20, 2021

The December 2020 Valuation weighted [***]% to the OPM, or stay-private scenario, and [***]% to the PWERM. For PWERM purposes, the Company utilized four potential future events:

For PWERM purposes, the Company utilized four potential future events:

(i)	an IPO of the Company in [***] (the “[***] IPO Event”);

(ii)	an IPO of the Company in [***] (the “[***] Liquidity Event”);

(iii)	a merger or sale of the Company in [***] (the “[***] Liquidity Event”); and

(iv)	a dissolution of the Company (the “Dissolution”).

Under the PWERM, the Board of Directors, in consultation with management, weighted the probability of the [***] IPO Event scenario at [***]%, the [***] IPO Event scenario at [***]%, the [***] Liquidity Event at [***]% and the Dissolution scenario at [***]%, due to market uncertainty and various strategic business factors. The change in the applicable weightings from the September 2020 Valuation was based primarily on the Company’s continued progress toward an IPO, including the submission of a draft registration statement with the SEC, continued receptiveness in the public markets for IPO issuances by biotechnology companies, however, in light of the Company’s stage of development, including expecting data from multiple pre-clinical experiments to further validate its platform technology and research programs, and ongoing COVID-19 pandemic uncertainty persisted as to the ability to consummate an IPO at an acceptable valuation. The Company believes that the potential future events used in the December 2020 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development and the feasibility of completing an IPO. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

For purposes of the OPM, the independent third-party valuation estimated the equity value of the Company using the same market approach and Backsolve Method of the OPM utilized in the September 2020 Valuation, resulting in a total implied equity value of the Company of approximately $[***] million. After allocating the total implied equity value to the various classes of the Company’s equity using the OPM and applying a DLOM of [***]%, the result was an estimated value of $[***] per common share.

For purposes of the PWERM, to derive its equity value in the [***] IPO Event, [***] IPO Event and [***] Liquidity Event scenarios, the independent third-party valuation utilized input from management together with market based data. The Company then discounted to present value the equity value based on the expected time to the applicable liquidity event and applied a DLOM. For purposes of the Dissolution scenario, the equity value was estimated to be at or below the aggregate liquidation preferences of the outstanding convertible preferred stock.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-10011

January 20, 2021

Utilizing each of the estimated fair values and applying the probability weighting, the independent third-party valuation derived an aggregate probability weighted fair value per common share. The following table sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair value per share as of December 9, 2020:

	OPM (Stay- Private)	[***] IPO Event	[***] IPO Event	[***] Liquidity Event	Dissolution
Value of Equity (millions)	$[***]	$[***]	$[***]	$[***]	[***]
Common Stock Value Per Share	[***]	$[***]	$[***]	[***]	$[***]
Time to Event (in years)	[***]	[***]	[***]	[***]	[***]
Common Stock Value Per Share (PV)(1)	$[***]	$[***]	$[***]	$[***]	[***]
Discount for Lack of Marketability	[***]%	[***]%	[***]%	[***]%	[***]
Estimated Fair Value Per Share	$[***]	$[***]	$[***]	$[***]	$[***]
Probability Weighting	[***]%	[***]%	[***]%	[***]%	[***]%
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

The Board of Directors utilized the December 2020 Valuation for stock options granted on December 28, 2020 and granted stock options with an exercise price of $[***] per share.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies:

•

a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings;

•	a comparison of comparable company valuations at the time of their respective IPOs;

•	a comparison of public companies at a similar stage of development;

•	a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and

•	feedback from prospective investors as a result of testing the waters meetings.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-10012

January 20, 2021

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (pre-split)	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (post-split)	$[***]	$[***]	$[***]

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

For the equity awards since September 30, 2019, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. First, the Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors, and the underwriters. Conversely, the Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a discount for lack of marketability. The Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Notably, the equity values used in each of the near-term IPO scenarios for the September 2020 Valuation and December 2020 Valuation are consistent with the pre-offering equity value at the mid-point of the Preliminary IPO Price Range.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-10013

January 20, 2021

CONCLUSION

In conclusion, the Company believes that the deemed per share fair values of its common stock used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above.

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Steven D. Harr, Sana Biotechnology, Inc.

Nathan Hardy, Sana Biotechnology, Inc.

James J. MacDonald, Sana Biotechnology, Inc.

Shayne Kennedy, Latham & Watkins LLP

Charles Kim, Cooley LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SANA BIOTECHNOLOGY, INC.

SANA-10014